FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F    ☒   Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on July 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 31, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 30, 2007
URL: http://www.komatsu.com/

Consolidated Business Results for the First Quarter

of the Fiscal Year Ending March 31, 2008 (U.S. GAAP)

1. Results for the First Quarter of the Fiscal Year Ending March 31, 2008

(1)	Consolidated Financial Results (Amounts are rounded to the nearest million yen)

Millions of yen except per share amounts

	First quarter ended June 30, 2007	First quarter ended June 30, 2006	Changes Increase		FY ended March 31, 2007
Net sales	540,865	429,462	111,403	25.9%	1,893,343

Operating income	79,652	53,617	26,035	48.6%	244,741

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	80,051	52,116	27,935	53.6%	236,491

Net income	56,496	34,155	22,341	65.4%	164,638

Net income per share (Yen)
Basic	¥56.82	¥34.37	¥22.45		¥165.70

Diluted	¥56.73	¥34.30	¥22.43		¥165.40

Notes:	1)	Percentages shown in net sales, operating income, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies and net income represent the rates of change compared with the corresponding first quarter a year ago.

	2)	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the first quarter ended June 30, 2006 have been retrospectively reclassified as for the discontinued operations.

(2)	Consolidated Financial Position

Millions of yen except per share amounts

	As of June 30, 2007	As of June 30, 2006	As of March 31, 2007
Total assets	1,919,041	1,708,883	1,843,982
Shareholders’ equity	850,478	643,349	776,717
Shareholders’ equity ratio	44.3%	37.6%	42.1%

Shareholders’ equity per share (Yen)	¥854.94	¥647.22	¥781.57

2. Projections for the Fiscal Year Ending March 31, 2008

(From April 1, 2007 to March 31, 2008)

Millions of yen except per share amounts

	The first half of fiscal year		The entire fiscal year
Net sales	1,074,000	(up 20.9)%	2,180,000	(up 15.1)%
Operating income	154,000	(up 36.8)%	311,000	(up 27.1)%
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	151,000	(up 39.7)%	302,000	(up 27.7)%
Net income	102,000	(up 51.8)%	198,000	(up 20.3)%

Net income per share	¥102.53		¥199.04

Note: Percentages shown above represent the rates of change compared with the corresponding period a year ago.

3. Others

(1)	Changes in Group of Entities

Consolidated subsidiaries

Added:	Komatsu CIS, LLC and other 9 companies
(From affiliated companies) 1 company
Removed:	Komatsu Zenoah Co. and other 6 companies

Affiliated companies accounted for by the equity method

Added:	2 companies
Removed:	(To consolidated subsidiaries) 1 company

(2)	Simplified accounting procedures: Adopted in part to calculate tax expenses.

(3)	Changes in accounting procedures since the last consolidated fiscal year: None.

[Qualitative Information, Financial Statements and Others]

1. Management Performance (Consolidated)

Notes:	1)	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, certain business results of the operations, which were discontinued during the fiscal year ended March 31, 2007, are reclassified retrospectively for the first quarter period of the fiscal year ended March 31, 2007.

	2)	Starting in the first quarter period of the current fiscal year under review, Komatsu changed its business segment into two, i.e., Construction and Mining Equipment, and Industrial Machinery, Vehicles and Others. The figures for the corresponding first quarter period last year are reclassified accordingly.

Consolidated net sales for the first quarter period of the fiscal year, ending March 31, 2008, reached ¥540.8 billion, up 25.9% over the corresponding first quarter period a year ago. Operating income for the first quarter period advanced to ¥79.6 billion, an increase of 48.6%. Net income for the first quarter period improved 65.4%, to ¥56.4 billion. With all these results above, Komatsu has renewed its record-high first quarter sales and profits. Operating income ratio for the first quarter period improved by 2.2 percentage points over the previous first quarter period, to 14.7%. While the Construction and Mining Equipment segment continued to enhance its business performance, the Industrial Machinery, Vehicles and Others segment steadily advanced its business results.

Note:	Segment profit is obtained by subtracting cost of sales and SG&A expenses, from net sales.
Sales after elimination of internal sales are used as denominators to obtain segment profit ratio.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment advanced 27.6% over the corresponding first quarter period last year, to ¥464.6 billion for the first quarter period under review. As the market environment remained strong, the Komatsu Group expanded its production capacity with new facilities, such as the Ibaraki Plant in Japan, and through collaboration with our suppliers. We also strengthened sales and service operations by teaming up with our distributors. During the first quarter period, the Japanese yen depreciated more against the U.S. dollar and euro than the corresponding first quarter period a year ago, a positive factor for growth in sales.

Segment profit of the construction and mining equipment business for the first quarter period increased 53.4% over the corresponding first quarter period last year, to ¥75.0 billion. Segment profit ratio reached 16.2% for the first quarter period under review, up 2.8 percentage points from the previous first quarter period a year ago.

In Europe & CIS, China, Asia & Oceania, and the Middle East & Africa, the Komatsu Group focused its efforts on capturing demand for equipment from infrastructure development projects and mines, thereby boosting sales over the corresponding first quarter period last year. In the Americas, while demand declined in North America as affected by the slowdown of U.S. housing starts, sales expanded in Latin America and the Japanese yen depreciated against the U.S. dollar. As a result, sales in the Americas were comparable to the corresponding first quarter period last year. Sales in Japan were about flat from the previous first quarter period a year ago, affected in part by the withdrawal from some unprofitable businesses.

Sales of Construction and Mining Equipment by Region

Billions of yen

	First quarter ended June 30, 2007 (A) 1USD=¥122 1EUR=¥164	First quarter ended June 30, 2006 (B) 1USD=¥114 1EUR=¥145	Changes Increase(Decrease) (A)-(B)
Japan	62.3	62.7	(0.3)	(0.6)%
The Americas	126.1	127.1	(0.9)	(0.8)%
Europe & CIS	106.9	64.4	42.4	65.9%
China	44.8	27.4	17.3	63.2%
Asia & Oceania	77.1	49.3	27.8	56.3%
The Middle East & Africa	47.1	33.0	14.1	42.8%

Total	464.6	364.2	100.4	27.6%

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations increased 16.8% over the corresponding first quarter last year, to ¥76.2 billion for the first quarter period under review.

Segment profit improved 41.2% over the previous first quarter period, to ¥6.9 billion. Segment profit ratio amounted to 9.1%, up 1.6 percentage points from the previous first quarter period.

Sales of large presses expanded, reflecting additional production capacity resulting from the Kanazawa Plant in Japan. Komatsu Utility Co., Ltd. increased sales of forklift trucks over the corresponding first quarter period last year.

2. Financial Conditions (Consolidated)

Total assets at the end of the first quarter period amounted to ¥1,919.0 billion, an increase of ¥75.0 billion as compared to March 31, 2007. This mainly reflects an increase in inventories resulting from expanded production in response to thriving demand for construction and mining equipment. Interest-bearing debt at the end of the first quarter period decreased by ¥3.6 billion from March 31, 2007, to ¥345.4 billion. Shareholders’ equity at the end of the first quarter period grew by ¥73.7 billion from March 31, 2007, to ¥850.4 billion, due mainly to an increase in profits. As a result, shareholders’ equity ratio at the end of the first quarter period translated into 44.3%, up 2.2 percentage points from March 31, 2007. Net debt-to-equity ratio* improved to 0.30 at the end of the first quarter period, as compared to 0.33 at March 31, 2007.

*Net	DER = (Interest-bearing debt – Cash and cash equivalents – Time deposits)/Shareholders’ equity

3. Projections for the Fiscal Year Ending March 31, 2008 (Consolidated)

(From April 1, 2007 to March 31, 2008)

With respect to the construction and mining equipment business, we anticipate that global demand will grow more than our earlier projection. More specifically, while demand in North America will decline more than our projection, as mainly affected by slowing housing starts, demand in other areas of the world will increase more.

In addition, by considering foreign exchange gains under the Japanese yen’s depreciation, which we anticipate during our current interim period, we are revising our projection of interim business results which we announced on April 26, 2007.

With respect to foreign exchange rates, which are part of the assumption for our projection, we have made adjustments to our projections as follows: from ¥115 to ¥119 per US$1 and from ¥150 to ¥161 per EUR1 as the average rates for the first half period of our current fiscal year, and from ¥150 to ¥155 per EUR1 as the average rate for the last half period. As for the average exchange rate against the US dollar for the last half period, we are keeping our earlier assumption of ¥115. For the full year, we have changed our assumptions from ¥115 to ¥117 on average per US$1 and from ¥150 to ¥158 on average per EUR1.

(1)	The first half of fiscal year

Millions of yen except per share amounts

	Earlier projection (A)	Current projection (B)	Change (B-A)		Interim Results for FY ended March 31, 2007
Net sales	1,024,000	1,074,000 (20.9)%	50,000	4.9%	888,491
Operating income	134,000	154,000 (36.8)%	20,000	14.9%	112,546
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	130,000	151,000 (39.7)%	21,000	16.2%	108,078
Net income	89,000	102,000 (51.8)%	13,000	14.6%	67,208

Net income per share	¥89.56	¥102.53	¥12.97		¥67.65

Notes:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

(2)	The entire fiscal year

Millions of yen except per share amounts

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2007
Net sales	2,100,000	2,180,000 (15.1)%	80,000	3.8%	1,893,343
Operating income	287,000	311,000 (27.1)%	24,000	8.4%	244,741
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	277,000	302,000 (27.7)%	25,000	9.0%	236,491
Net income	183,000	198,000 (20.3)%	15,000	8.2%	164,638

Net income per share	¥184.14	¥199.04	¥14.90		¥165.70

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of June 30, 2007	As of March 31, 2007	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥90,470	¥92,199	¥(1,729)
Time deposits	214	54	160
Trade notes and accounts receivable	483,431	478,063	5,368
Inventories	486,039	437,894	48,145
Assets held for sale	—	16,321	(16,321)
Other current assets	123,031	119,214	3,817

Total current assets	1,183,185	1,143,745	39,440

Long-term trade receivables	69,566	73,669	(4,103)

Investments	174,910	155,146	19,764

Property, plant and equipment - Less accumulated depreciation	405,575	388,393	17,182

Other assets	85,805	83,029	2,776

Total	1,919,041	1,843,982	75,059

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	181,279	174,734	6,545
Trade notes and accounts payable	358,639	365,065	(6,426)
Income taxes payable	28,179	54,933	(26,754)
Liabilities held for sale	—	7,919	(7,919)
Other current liabilities	207,297	182,529	24,768

Total current liabilities	775,394	785,180	(9,786)

Long-term liabilities	265,363	262,311	3,052

Minority interests	27,806	19,774	8,032

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	137,158	137,155	3
Retained earnings	580,314	541,717	38,597
Accumulated other comprehensive income *	67,966	33,501	34,465
Treasury stock	(2,830)	(3,526)	696

Total shareholders’ equity	850,478	776,717	73,761

Total	¥1,919,041	¥1,843,982	¥75,059

	As of June 30, 2007	As of March 31, 2007	Changes Increase (Decrease)
*Accumulated other comprehensive income:
Foreign currency translation adjustments	¥31,699	¥9,204	¥22,495

Net unrealized holding gains on securities available for sale	51,378	39,807	11,571

Pension liability adjustments - After application of SFAS No.158	(14,319)	(15,300)	981

Net unrealized holding gains (losses) on derivative instruments	(792)	(210)	(582)

Short & long-term debt	¥345,411	¥349,074	¥(3,663)

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” assets and liabilities held for sale in connection with the discontinued operations were classified as held for sale as of March 31, 2007.

Condensed Consolidated Statements of Income

(For three months ended June 30, 2007 and 2006)

Millions of yen

	First quarter ended June 30, 2007	First quarter ended June 30, 2006	Changes Increase (Decrease)
	(A)	(B)	(A)-(B)%
Net sales	¥540,865	¥429,462	¥111,403	25.9
Cost of sales	384,503	306,272	78,231
Selling, general and administrative expenses	74,919	69,770	5,149
Other operating income (expenses)	(1,791)	197	(1,988)

Operating income	79,652	53,617	26,035	48.6

Other income (expenses)
Interest and dividend income	2,924	2,116	808
Interest expense	(4,358)	(3,502)	(856)
Other-net	1,833	(115)	1,948

Other income (expenses)	399	(1,501)	1,900

Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	80,051	52,116	27,935	53.6

Income taxes	27,748	18,120	9,628

Minority interests in income of consolidated subsidiaries	(2,425)	(1,979)	(446)

Equity in earnings of affiliated companies	1,640	438	1,202

Income from continuing operations	51,518	32,455	19,063	58.7

Income from discontinued operations	4,978	1,700	3,278	192.8

Net income	¥56,496	¥34,155	¥22,341	65.4

Note:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the first quarter ended June 30, 2006 have been retrospectively reclassified as for the discontinued operations.

Business Segment Information

(For three months ended June 30, 2007 and 2006)

Millions of yen

	First quarter ended June 30, 2007 (A)			First quarter ended June 30, 2006 (B)			Changes Increase (Decrease) (A)-(B)
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit
Construction and Mining Equipment	471,145	75,044	15.9	369,743	48,910	13.2	101,402	26,134
Industrial Machinery, Vehicles and Others	100,423	6,924	6.9	85,818	4,905	5.7	14,605	2,019
Subtotal	571,568	81,968	14.3	455,561	53,815	11.8	116,007	28,153
Corporate & Elimination	(30,703)	(525)	—	(26,099)	(395)	—	(4,604)	(130)

Total	540,865	81,443	15.1	429,462	53,420	12.4	111,403	28,023

Notes:	1)	The operating results from discontinued operations for the first quarter ended June 30, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	Starting in the first quarter ended June 30, 2007, Komatsu changed its business segment. Certain consolidated financial results for the first quarter ended June 30, 2006 have been retrospectively reclassified according to the new business segments.

Consolidated Sales by Operation

(For three months ended June 30, 2007 and 2006)

Millions of yen

		First quarter ended June 30, 2007 (A)		First quarter ended June 30, 2006 (B)		Changes Increase (Decrease) (A)-(B)
		Sales	Ratio(%)	Sales	Ratio(%)	Sales	(%)
Construction and Mining Equipment	Japan	62,337	11.5	62,707	14.6	(370)	(0.6)
	Overseas	402,294	74.4	301,508	70.2	100,786	33.4

		464,631	85.9	364,215	84.8	100,416	27.6
Industrial Machinery, Vehicles and Others	Japan	46,377	8.6	40,317	9.4	6,060	15.0
	Overseas	29,857	5.5	24,930	5.8	4,927	19.8

		76,234	14.1	65,247	15.2	10,987	16.8
Total	Japan	108,714	20.1	103,024	24.0	5,690	5.5
	Overseas	432,151	79.9	326,438	76.0	105,713	32.4

		540,865	100.0	429,462	100.0	111,403	25.9

Notes:	1)	The operating results from discontinued operations for the first quarter ended June 30, 2006 have been retrospectively reclassified as for the discontinued operations.

	2)	The consolidated sales by operation for the first quarter ended June 30, 2006 have been retrospectively reclassified due to the change in business segment.

(end)

For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 30, 2007
URL: http://www.komatsu.com/

Revision of Projections for the Fiscal Year ending March 31, 2008

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the fiscal year ending March 31, 2008, which the Company announced on April 26, 2007.

1. Revision for Interim Results for the Fiscal Year Ending March 31, 2008

(From April 1, 2007 to September 30, 2007)

(1) Consolidated [U.S.GAAP]

Millions of yen except per share amounts

	Earlier projection (A)	Current projection (B)	Change (B-A)		Interim Results for FY ended March 31, 2007
Net sales	1,024,000	1,074,000 (20.9)%	50,000	4.9%	888,491
Operating income	134,000	154,000 (36.8)%	20,000	14.9%	112,546
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	130,000	151,000 (39.7)%	21,000	16.2%	108,078
Net income	89,000	102,000 (51.8)%	13,000	14.6%	67,208

Net income per share	¥ 89.56	¥102.53	¥ 12.97		¥ 67.65

Notes:	In accordance with Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the consolidated statements of income for the first half ended September 30, 2006 have been retrospectively reclassified as for the discontinued operations.

(2) Non-consolidated

Millions of yen except per share amounts

	Earlier projection (A)	Current projection (B)	Change (B-A)		Interim Results for FY ended March 31, 2007
Net sales	400,000	410,000 (15.2)%	10,000	2.5%	355,793
Operating income	41,000	50,000 (28.2)%	9,000	22.0%	39,001
Ordinary profit	52,000	64,000 (40.5)%	12,000	23.1%	45,546
Net income	41,000	50,000 (62.7)%	9,000	22.0%	30,725

Net income per share	¥41.23	¥ 50.23	¥9.00		¥30.91

Notes:	The amounts in parentheses indicate the changes from the previous fiscal year.

1

2. Revision for the Full-Year Results for the Fiscal Year Ending March 31, 2008

(From April 1, 2007 to March 31, 2008)

(1) Consolidated [U.S.GAAP]

Millions of yen except per share amounts

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2007
Net sales	2,100,000	2,180,000 (15.1)%	80,000	3.8%	1,893,343
Operating income	287,000	311,000 (27.1)%	24,000	8.4%	244,741
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	277,000	302,000 (27.7)%	25,000	9.0%	236,491
Net income	183,000	198,000 (20.3)%	15,000	8.2%	164,638

Net income per share	¥184.14	¥199.04	¥14.90		¥165.70

(2) Non-consolidated

Millions of yen except per share amounts

	Earlier projection (A)	Current projection (B)	Change (B-A)		Results for FY ended March 31, 2007
Net sales	850,000	880,000 (16.0)%	30,000	3.5%	758,529
Operating income	91,000	105,000 (16.1)%	14,000	15.4%	90,475
Ordinary profit	100,000	118,000 (20.2)%	18,000	18.0%	98,149
Net income	72,000	85,000 (2.6)%	13,000	18.1%	82,843

Net income per share	¥72.41	¥85.40	¥12.99		¥83.34

Notes:	The amounts in parentheses indicate the changes from the previous fiscal year.

3. Reasons for the Revision

With respect to the construction and mining equipment business, we anticipate that global demand will grow more than our earlier projection. More specifically, while demand in North America will decline more than our projection, as mainly affected by slowing housing starts, demand will increase more in Europe & CIS, China, Asia & Oceania and some other areas of the world.

In addition, by considering foreign exchange gains under the Japanese yen’s depreciation, which we anticipate during our current interim period, we are revising our projection of full-year business results as follows: ¥80 billion more on consolidated net sales, ¥24 billion more on operating income, ¥25 billion more on income from continuing operations before income taxes, and ¥15 billion more on net income.

The table below shows the changes of our assumptions on foreign exchange rates.

	Earlier projection			Current projection
	1st half	2nd half	Full year	1st half	2nd half	Full year
JPY/USD	115	115	115	119	115	117
JPY/EUR	150	150	150	161	155	158

(end)

2

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

3